Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)*

Calix, Inc.
(Name of Issuer)

Common Stock, $0.025 par value
(Title of Class of Securities)
13100M509
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[        ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[ X]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13100M509	Schedule 13G	Page 1 of 10 Pages

1	Names of Reporting Persons Carl Russo
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizen or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,337,569
	6	Shared Voting Power 560,286
	7	Sole Dispositive Power 6,337,569
	8	Shared Dispositive Power 560,286
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,897,855
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.4%
12	Type of Reporting Person IN

CUSIP No. 13100M509	Schedule 13G	Page 2 of 10 Pages

1	Names of Reporting Persons The Crescentico Trust
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizen or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,239,188
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,239,188
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,239,188
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.5%
12	Type of Reporting Person OO

CUSIP No. 13100M509	Schedule 13G	Page 3 of 10 Pages

1	Names of Reporting Persons Equanimous Investments
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizen or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 275,633
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 275,633
9	Aggregate Amount Beneficially Owned by Each Reporting Person 275,633
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.4%
12	Type of Reporting Person OO

CUSIP No. 13100M509	Schedule 13G	Page 4 of 10 Pages

1	Names of Reporting Persons Calgrat Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizen or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 284,653
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 284,653
9	Aggregate Amount Beneficially Owned by Each Reporting Person 284,653
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.4%
12	Type of Reporting Person PN

CUSIP No. 13100M509	Schedule 13G	Page 5 of 10 Pages

1	Names of Reporting Persons Tim Pasquinelli
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizen or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 560,286
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 560,286
9	Aggregate Amount Beneficially Owned by Each Reporting Person 560,286
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.9%
12	Type of Reporting Person IN

CUSIP No. 13100M509	Schedule 13G	Page 6 of 10 Pages

ITEM 1.(a)    Name of Issuer:
Calix, Inc. (the “Issuer”)
(b)    Address of Issuer’s Principal Executive Offices:

2777 Orchard Parkway
San Jose, California, 95134
ITEM 2.     (a)    Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)    Carl Russo
(ii)    The Crescentico Trust
(iii)    Equanimous Investments
(iv)    Calgrat Partners, L.P.
(v)    Tim Pasquinelli
(b)    Address of Principal Business Office:

The address for each of the Reporting Persons is 1960 The Alameda, Suite 150, San Jose, California 95126.
(c)    Citizenship of each Reporting Person is:

Mr. Russo and Mr. Pasquinelli are citizens of the United States of America. Each of the other Reporting Persons is organized in the state of California.

(d)    Title of Class of Securities:

Common Stock, $0.025 par value (“Common Stock”)
(e)    CUSIP Number:

13100M509
ITEM 3.
Not applicable.

CUSIP No. 13100M509	Schedule 13G	Page 7 of 10 Pages

ITEM 4.    Ownership.

(a-c)
The ownership information presented below represents beneficial ownership of shares of Common Stock as of December 31, 2021, based upon 63,756,160 shares of Common Stock outstanding as of October 18, 2021, as set forth in the Quarterly Report on Form 10-Q filed October 26, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carl Russo	6,897,855	10.8%	6,337,569	560,286	6,337,569	560,286
The Crescentico Trust	2,239,188	3.5%	2,239,188	0	2,239,188	0
Equanimous Investments	275,633	0.4%	0	275,633	0	275,633
Calgrat Partners, L.P.	284,653	0.4%	0	284,653	0	284,653
Tim Pasquinelli	560,286	0.9%	0	560,286	0	560,286
    The ownership information reported above includes (i) 3,428,381 shares held directly by Mr. Russo, (ii) 670,000 shares which may be acquired by Mr. Russo within 60 days of December 31, 2021 upon exercise of stock options, (iii) 2,239,188 shares held by the Crescentico Trust, (iv) 275,633 shares held by Equanimous Investments, and (v) 284,653 shares held by Calgrat Partners, L.P.

    Mr. Russo is the trustee of the Crescentico Trust. Mr. Russo and Mr. Pasquinelli are the managing members of Equanimous Investments. Mr. Pasquinelli is the managing partner of Calgrat Partners, L.P. As such, Mr. Russo and Mr. Pasquinelli may be deemed to share beneficial ownership of the shares of Common Stock held by Equanimous Investments and Calgrat Partners, L.P. Mr. Russo and Mr. Pasquinelli each disclaim beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
ITEM 5.    Ownership of Five Percent or Less of a Class.
Not applicable.
ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
ITEM 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
ITEM 8.    Identification and Classification of Members of the Group.

CUSIP No. 13100M509	Schedule 13G	Page 8 of 10 Pages

Not applicable.
ITEM 9.    Notice of Dissolution of Group.
Not applicable.
ITEM 10.     Certification.

Not applicable

CUSIP No. 13100M509	Schedule 13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 18, 2022

CARL RUSSO

/s/ Carl Russo
Carl Russo

The Crescentico Trust

By:     /s/ Carl Russo
Name:    Carl Russo
Title:     Trustee

EQUANIMOUS INVESTMENTS

By:     /s/ Tim Pasquinelli
Name:    Tim Pasquinelli
Title:     a Managing Member

CALGRAT PARTNERS, L.P.

By:     /s/ Tim Pasquinelli
Name:    Tim Pasquinelli
Title:     Managing Partner

TIM PASQUINELLI

/s/ Tim Pasquinelli
Tim Pasquinelli

CUSIP No. 13100M509	Schedule 13G	Page 10 of 10 Pages

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 14, 2011).